Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave., N.W.

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Laura Flores

202.739.5684

lflores@morganlewis.com

May 10, 2011

Via Edgar Correspondence

Mr. Jeffrey A. Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	Rydex Variable Trust (the “Trust”) — Post Effective Amendment No. 47
(File Nos. 333-57017 and 811-08821)

Dear Mr. Foor:

This letter responds to your comments conveyed to us during a telephone conference on April 20, 2011 relating to the Trust’s Post-Effective Amendment No. 47 (“PEA No. 47”), filed on February 28, 2011 for the purpose of  (i) reflecting a new fundamental investment policy regarding borrowing, which was previously approved by the shareholders of each series; (ii) reflecting revised investment objectives for the Mid-Cap 1.5x Strategy Fund and Russell 2000® 1.5x Strategy Fund; and (iii) reflecting revised investment strategies for the Trust’s International Long Short Select Fund (formerly, the International Opportunity Fund), All-Asset Conservative Strategy Fund, All-Asset Moderate Strategy Fund, All-Asset Aggressive Strategy Fund, Alternative Strategies Allocation Fund and U.S. Long Short Momentum Fund (formerly, the All-Cap Opportunity Fund). The following summarizes your comments, and our response to those comments.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectuses and/or SAIs.

1.               Comment.  Please confirm that the Funds’ cost of selling short is immaterial.  In the alternative, please disclose the cost of selling short in a separate line item in the Funds’ fee tables.

Response.  We have confirmed with our client that the Funds’ cost of selling short is immaterial (i.e., less than .01%) and thus, does not warrant a separate line item in the fee table.

2.               Comment.  Please confirm that the Funds’ derivatives disclosure is consistent with the SEC staff’s guidance as articulated in Barry Miller’s letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosures by Investment Companies (July 30, 2010)(the “ICI Derivatives Letter”).

Response.  While our client intends to continue to endeavor to improve its derivatives-related disclosure, we believe that the Funds’ derivatives-related disclosure is consistent with the substantive guidance in the ICI Derivatives Letter.

3.               Comment.  Confirm that Trust will comply with the required XBRL filing requirements.

Response.  We have confirmed with our client, that the Trust will comply with the required XBRL filing requirements.

4.               Comment.  Please define the term “ETP” prior to or concurrent with the discussion of such term.

Response.  We have revised the disclosure accordingly.

5.               Comment.  The fifth sentence in the Funds’ “Principal Investment Strategies” sections is confusing.  Please clarify the sentence or, in the alternative, please state more clearly that the Funds invest in derivatives and provide a definition of derivative.

Response.  We have revised the fifth sentence to clarify the Funds’ investments.

6.               Comment.  Under “Investment Risks” in the Funds’ Prospectus, please delete or explain the references to the Alternative Strategies Allocation Fund and Asset Allocation Funds, as appropriate.

Response.  We have deleted the references to these Funds, which were inadvertently included the Funds’ Prospectus.

7.               Comment.  Please confirm that the Funds have not adopted a Rule 12b-1 Plan.

Response.  We have confirmed with our client that the Funds have not adopted a Rule 12b-1 Plan.

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc:	Amy J. Lee
Joanna M. Haigney
W. John McGuire